Illumina, Inc.

5200 Illumina Way

San Diego, CA 92122

February 5, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn: Courtney Lindsay

Re:	Illumina, Inc. Registration Statement on Form S-4 Filed November 25, 2020 File No. 333-250941

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Illumina, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date of the above-referenced registration statement on Form S-4 (the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 4 p.m. Eastern Time on February 9, 2021, or as soon as practicable thereafter.

Once the Registration Statement is declared effective, please orally confirm the event with our counsel, Covington & Burling LLP, by calling David H. Engvall at (202) 662-5307, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Thank you for your assistance in this matter.

Very truly yours,

Illumina, Inc.

By:	/s/ CHARLES E. DADSWELL
Name: Charles E. Dadswell
Title: Senior Vice President, General Counsel and Secretary

cc: David H. Engvall, Covington & Burling LLP